Nuwave Technologies, Inc.
                              109 N. Post Oak Lane
                                    Suite 422
                              Houston, Texas 77024

October 28, 2005

VIA FACSIMILE AND EDGAR
-----------------------

Mr. Jorge Bonilla
Senior Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549-0407

Re:   Nuwave Technologies, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
      File No. 000-28606

Dear Mr. Bonilla:

We have received your letter dated August 25, 2005. Please find our responses to your comments, as follows.

Form 10-KSB

Item 8A - Controls and Procedures, pages A-22 - A23

COMMENT 1:      We note your  statement  that the chief  executive  officer  and chief  financial  officer  have  concluded  that  the  Company's disclosure  controls  and  procedures  did  contain  a  material weakness.  It remains  unclear how you considered the identified
                material   weakness  in  reaching  the   conclusion   that  your
                disclosure  controls and procedures are effective.  If true, you can  state  the your  disclosure  controls  and  procedures  are effective including  consideration of the identified matters, so long as you provide  appropriate  disclosure  explaining how the
                disclosure   controls  and  procedures  were  determined  to  be
                effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. Please revise as appropriate.

RESPONSE:       Please be advised that effective August 31, 2005,  subsequent to the date of the filing of our Form 10-KSB, our Company was merged with Corporate Strategies, Inc., pursuant to a merger agreement dated August 31, 2005, as reported on Form 8-K on August 31, 2005. Pursuant to the merger, Mr. George D. Kanakis has resigned as the sole officer of the Company. Mr. Timothy J.
                Connolly and Mr. A. P. Shukis have replaced Mr. Kanakis as Chief
                Executive Officer and Chief Financial Officer, respectively. In our response herein, we shall respond to your comments with respect to the disclosure controls and procedures of the Company both before and after the August 31, 2005 merger.

Mr. Jorge Bonilla
October 28, 2005
Page 2

                We have added additional language (see underlined text below) to clarify that prior to the August 31, 2005 merger of our Company, our principal executive officer has relied on compensating factors to reach the conclusion that our disclosure controls and procedures are effective. For the period after the effect of the merger, Mr. Timothy J. Connolly has performed the duties of the Company's Chief Executive Officer. In addition, after the merger, Mr. Shukis, shall perform the duties of Chief Financial Officer, supported by an Accounting Manager. Mr. Connolly and Mr. Shukis have assumed the responsibilities for the Company's ongoing accounting and reporting, including reporting to the Securities and Exchange Commission.

                Therefore, in accordance with our response to you, our Item 8A of our Form 10-KSB for the year ended December 31, 2004 has been modified as follows:

                    "The Company's principal executive officer, who is also the acting principal financial officer, has evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this Annual Report on Form 10-KSB/A. The evaluation process, including the inherent limitations on the effectiveness of such controls and procedures is more fully discussed below. Based upon his evaluation, the principal executive officer, who is also the acting principal financial officer, has concluded that the Company's disclosure controls and procedures, did contain a material weakness.

                    This material weakness is the lack of the necessary corporate accounting resources. At the current time, the Company's Chief Executive Officer, who is one of only two of the Company's full time employees, solely has the responsibility for receipts and disbursements. The Company employs a financial consultant to prepare the periodic financial statements and public filings. Reliance on these limited resources impairs our ability to provide for a proper segregation of duties and the ability to ensure consistently complete and accurate financial reporting, as well as disclosure controls and procedures. Our Company's Chief Executive Officer has concluded that the disclosure controls and procedures are effective, even though there is the foregoing material weakness. This conclusion is based upon the following factors: (1) the business experience of our Chief Executive Officer, (2) The effective utilization of a senior level financial consultant and (3) the limited scope of our operations at this early stage in the Company's development. As the Company grows, and as resources permit, we project that the Company's Chief Executive Officer will hire such additional competent financial personnel to assist in the segregation of duties with respect to financial reporting, and Sarbanes-Oxley Section 404 compliance.

Mr. Jorge Bonilla
October 28, 2005
Page 3

                    We believe that, for the reasons described above, we will be able to improve our financial reporting and disclosure controls and procedures and remedy the material weakness identified above. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be or have been detected.

                    Further, effective August 31, 2005, subsequent to the date of the filing of our Form 10-KSB, our Company was merged with Corporate Strategies, Inc. This merger was pursuant to a merger agreement dated August 31, 2005, as reported on our Form 8-K on August 31, 2005. Pursuant to the merger, Mr. George D. Kanakis, our President and CEO, has resigned as the sole officer of the Company. Mr. Timothy J. Connolly and Mr. A. P. Shukis have replaced Mr. Kanakis as Chief Executive Officer and Chief Financial Officer, respectively. Our Chief Executive Officer and our Chief Financial Officer, believe that the Company's disclosure controls and procedures, although still containing the above described material weakness, have been improved and for the reason outlined above, remain effective. "

COMMENT 2:      We note your disclosure that "except as described  above,  there have been no  significant  changes in our internal  controls..."
                You should state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting.

Mr. Jorge Bonilla
October 28, 2005
Page 4

RESPONSE:       There were no significant  changes in our internal controls over financial reporting during the reporting period. As such, we have deleted the phrase "Except as described above" from Item 8A on Form 10-KSB for the year ended December 31, 2004 and the new paragraph reads as follows:

                    "[deleted text- "Except as described above"] There were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

Note 5 - Land Held for Development and Sale

COMMENT 3:      We note  that  you  recognized  a gain on the  sale of land to a related party to Michael Kesselbrenner. Please explain to us the nature of the relationship between the buyer and Michael
                Kesselbrenner and provide us information that supports the following:

                    o    The  sales   price  is   reasonable   and   objectively
                         supportable.

                    o    The buyer is independent and has economic substance.

                    o    You are not required to support the property sold.

RESPONSE:       Michael Kesselbrenner and one (1) other investor are partners in a real estate investment firm which was the buyer in the sale of the land. The buyer purchased a twenty percent (20%) interest in the undeveloped real estate for which, at that time of purchase, the Company intended to develop into a community for persons over the age of fifty-five (55). The buyer expected to benefit from the enhanced value of the underlying real estate upon the completion of the development of such a residential community.
                Michael Kesselbrenner is a prominent cardiac surgeon in the local area, and is an individual of substantial economic substance and wealth. Furthermore, Michael Kesselbrenner is an experienced investor in real estate and the buyer is independent of the Company. The agreement of sale with the buyer provides that the buyer has purchased the interest in the land assuming all of the risks of ownership. The Company's Board of Directors believes that the sales price of the interest in the land was reasonable, that the price was determined in an open market and that the transaction was negotiated between a willing buyer and a willing seller, with neither party under undue duress.
                Further, we believe that the buyer is of sufficient economic substance and wealth that there would be no expectation for the Company to support the property sold.

Mr. Jorge Bonilla
October 28, 2005
Page 5

In regard to Comments No. 1 and No. 2, we have on this same date submitted the following amended filings with the Securities and Exchange Commission:

o     Form 10-KSB for the Year Ended December 31, 2004

o     Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

o     Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Howard Yeaton at (201) 970-3951, Matthew Ogurick at (305) 539-3352 or myself at (713) 621-2737.

Thank you very much for your consideration of this response.

Very truly yours,

/s/ Timothy J. Connolly
--------------------------------------
Timothy J. Connolly
Chief Executive Officer